

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Jeanna Steele
General Counsel and Corporate Secretary
Sunrun Inc.
225 Bush Street
Suite 1400
San Fransisco, CA 94104

> **Re: Sunrun Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **Form 8-K Furnished February 17, 2022**
> **File No. 001-37511**

Dear Ms. Steele:

We have reviewed your April 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Form 8-K furnished February 17, 2022
Exhibit 99.1 Earnings Release, page 10

1. We note your response to previous comment 1. Please explain to us and expand future disclosure in order for investors to better understand the reasons why you offset margin on other products sold to derive your Creation Cost metric.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ian Nussbaum